THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

December 24, 2015

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, NW
Washington, D.C.   20549

RE:	Panex Resources Inc.
Form S-1/A Registration Statement
File No. 333-199871

Dear Mr. Reynolds:

In response to your letter of comments dated February 4, 2015, please be advised that Panex Resources Inc. obtained a mining license through its wholly owned subsidiary corporation, Panex Resources Australia Pty Ltd. on which it intends to conduct exploration activities.  Accordingly, Panex Resources Inc. is not a "blank check company" and compliance with Rule 419 of the Securities Act of 1933, as amended, is unnecessary.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak